

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

<u>Via Facsimile</u>
Mr. Richard D. Reidy
President and Chief Executive Officer
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730

> **Re: Progress Software Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2010**
> **Filed January 31, 2011**
> **File No. 033-41752**

Dear Mr. Reidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2010

Item 1. Business

Overview, page 3

1.   You report that you conduct business in countries in the Middle East. In your response letter, please identify the specific countries in the Middle East where you offer your products or services and the extent and nature of the business conducted in those countries.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

2.   Please tell us whether you considered providing quantitative disclosure regarding the percentage of your software license revenues derived from direct end users, indirect channels and your OEM business so as to provide investors with an enhanced understanding of your financial condition, changes in financial condition and results of operations. See Instruction 1 to paragraph 303(a) of Regulation S-K. In this regard, we note the disclosure in Exhibit 99.2 to your Form 8-K filed December 21, 2010, as well as your statement on page 4 of your Form 10-K that "approximately half of [your] worldwide license revenue is realized through relationships with indirect channel partners."

Critical Accounting Policies

Goodwill and Intangible Assets, page 25

3.   We note your conclusion on page 37 that no goodwill impairment existed during fiscal 2009 and 2010. We further note that your disclosure on page 44 and elsewhere appears to imply that you have three reporting units. Please advise. To the extent that any of your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step-one of your goodwill impairment analysis, please tell us and disclose in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- The amount of goodwill allocated to each reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Item 8. Financial Statements and Supplementary Data

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 34

4.   We note your disclosure that vendor-specific objective evidence ("VSOE") for maintenance is based on the price when the element is sold separately for the renewal period. Please describe, in detail, your methodology for establishing VSOE of your maintenance services. Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, provide the volume and range of standalone sales used to establish VSOE.

Note 11 – Long-Term Debt, Commitments and Contingencies

Legal Proceedings, page 51

5.   We note your disclosure of the complaint filed by JuxtaComm Technologies regarding alleged patent infringement. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief